SOUTHERN STATES SIGN COMPANY
7231 S. EASTERN AVE., STE. B-127
LAS VEGAS, NV 89119

Via EDGAR

May 6, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       H. Christopher Owings, Assistant Director

Re:          Southern States Sign Company (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed April 6, 2011
File No. 333-171842

Dear Mr. Owings:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated April 13, 2011 by H. Christopher Owings, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Southern States Sign Company

By:          /s/ David Ben Basat
David Ben Bassat
Chief Executive Officer and Chief Financial Officer